September 28, 2006

Via Fax and Edgar
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549
Attn: Mr. David Edgar, Staff Accountant
Division of Corporation Finance

Dear Mr. Edgar:

Re: Comments on Form 20-F of Optibase Ltd. (the “Company”)

        Further to your letter dated September 20, 2006 regarding comments on the Company’s Form 20-F for fiscal year ended December 31, 2005 (file no. 000-29992) (the “Letter”), and due to the fact that this is the holiday season in Israel and many of our employees are not currently available, the Company hereby requests an extension of additional 10 business days for the filing of its response to the Letter.

Very truly yours, Danny Lustiger, Chief Financial Officer Optibase Ltd.